Exhibit 99.1

Harney Westwood & Riegels
3501 The Center
99 Queen’s Road Central
Hong Kong
Tel: +852 5806 7800
Fax: +852 5806 7810

5 March 2026

raymond.ng@harneys.com

+852 5806 7883
065990-0002-RLN

The Nasdaq Stock Market LLC
Listing Qualifications

805 King Farm Blvd.
Rockville, Maryland 20850
United States of America

Dear Sir or Madam

Agencia Comercial Spirits Ltd (the Company)

We understand from the Company’s legal counsel as to matters of United States law that:

1.	the Rule 5600 Series of the Nasdaq Stock Market Rules sets forth certain corporate governance requirements for Nasdaq-listed companies;

2.	Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another company, (ii) equity-based compensation of officers, directors, employees or consultants, (iii) a change of control and (iv) transactions other than public offerings; and

3.	Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, but Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600 shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

Based on the above, we can confirm that:

A.	the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands; and

B.	the Company’s practice of following the provisions of the laws of the Cayman Islands and the M&A (as defined below) in lieu of certain corporate governance requirements under the Rule 5600 Series of the Nasdaq Stock Market Rules listed in the Schedule attached hereto is not prohibited under any statutory legal provision of the Cayman Islands.

The British Virgin Islands is Harneys Hong Kong office’s main jurisdiction of practice.
Jersey legal services are provided through a referral arrangement with Harneys (Jersey) which is
an independently owned and controlled Jersey law firm.	Anguilla | Bermuda | British Virgin Islands
Resident Partners: M Chu | Y Fan | SG Gray | IC Groark | SO Karolczuk | PM Kay | MW Kwok	Cayman Islands | Cyprus | Dubai | Hong Kong | Jersey
IN Mann | BP McCosker | R Ng | PJ Sephton	London | Luxembourg | Shanghai | Singapore
harneys.com

For the purposes of this opinion, we have examined the Companies Act (as revised) of the Cayman Islands, the second amended and restated memorandum and articles of association of the Company as adopted by a special resolution of the Company on 19 October 2025 (the M&A), and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the United States of America or the listing rules of The Nasdaq Stock Market LLC and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements. We express no opinion as to matters of fact. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit. It may be disclosed on a non-reliance basis to (i) your professional advisers (acting only in that capacity); (ii) any person to whom disclosure is required to be made by applicable law or pursuant to the rules or regulations of any regulatory body exercising jurisdiction over you or in connection with any judicial proceedings; and (iii) any of your successors in title and assignees. It may not be used, disclosed to or relied upon by any other party or for any other purpose.

Yours faithfully

/s/ Harney Westwood & Riegels

Harney Westwood & Riegels

Schedule

1.	5635. Shareholder Approval

(a)	Acquisition of Stock or Assets of Another Company

Shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(1)	where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash:

(A)	the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

(B)	the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or

(2)	any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or

(b)	Change of Control

Shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

(c)	Equity Compensation

Shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for:

(1)	warrants or rights issued generally to all security holders of the Company or stock purchase plans available on equal terms to all security holders of the Company (such as a typical dividend reinvestment plan);

(2)	tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the Company’s independent compensation committee or a majority of the Company’s Independent Directors; or plans that merely provide a convenient way to purchase shares on the open market or from the Company at Market Value;

(3)	plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or

(4)	issuances to a person not previously an employee or director of the Company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the Company, provided such issuances are approved by either the Company’s independent compensation committee or a majority of the Company’s Independent Directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a Company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

(d)	Transactions other than Public Offerings

(1)	For purposes of this Rule 5635(d):

(A)	“Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

(B)	“20% Issuance” means a transaction, other than a public offering as defined in IM-5635- 3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

(2)	Shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price.

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